UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)

SPECIAL METALS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

84741Y 10 3

(CUSIP Number)

Michel Hémonnot
ERAMET SA
Tour Maine-Montparnasse
33, avenue du Maine
75015 Paris, France
011-331-45-38-42-42

(Name and Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 1999

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Special Metals Corporation (the “Company”) reported herein is 11,695,400, which represents 75.6% of the outstanding shares of Common Stock. All ownership percentages set forth herein are based on the number of shares of Common Stock outstanding as of August 1, 2000 as contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

CUSIP NO.
84741Y 10 3                          13D/A                       PAGE 2 OF 10 PAGES

 1.      NAME OF REPORTING PERSON                                     ERAMET SA
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a)  [ ]
         GROUP                                                         (b)  [x]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS                                                 WC, OO

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION                            France

                   7.    SOLE VOTING POWER                                     0
NUMBER OF
SHARES
BENEFICIALLY       8.    SHARED VOTING POWER                         11,695,400*
OWNED BY
EACH
REPORTING          9.    SOLE DISPOSITIVE POWER                                0
PERSON WITH

                   10.   SHARED DISPOSITIVE POWER                      6,022,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                       11,695,400*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                            [ ]
         (11) EXCLUDES CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        75.6%*
         ROW (11)

14.      TYPE OF REPORTING PERSON                                         HC, CO

*   Eramet SA disclaims beneficial ownership of the 3,580,500 shares of Common
    Stock held by LWH Holding S.A. (“LWH”) and the 2,092,500 shares of Common
    Stock held by Advanced Material Investments Holding S.A. (“AMI”), representing 5,673,000 shares of Common Stock, or 36.6% of the outstanding shares of Common Stock. All ownership numbers for LWH and AMI are as contained in the Company's Proxy Statement on Schedule 14A as filed with the
    Securities and Exchange Commission on April 27, 2000.

         The undersigned hereby amends and restates in its entirety the statement on Schedule 13D filed on October 27, 2000 relating to the common stock, par value $0.01 per share (the “Common Stock”), of Special Metals Corporation, a Delaware corporation (the “Company”), as set forth below.

Item 1.    Security and Issuer

         This statement relates to the Common Stock of the Company. The principal executive office of the Company is 4317 Middle Settlement Road, New Hartford, New York 13413.

Item 2.    Identity and Background

(a) and (b)
ERAMET SA is a société anonyme organized under the laws of France (“Eramet”), with its principal office and principal place of business at Tour Maine-Montparnasse, 33, avenue du Maine, 75015 Paris, France. Eramet is a French mining and metallurgical group.

SORAME SA (Société de recherches et d’applications métallurgiques) is a société anonyme organized under the laws of France (“Sorame”), with its principal office and principal place of business at 41, rue de Villiers, 92200 Neuilly sur Seine, France. Sorame is a financial holding company, which currently owns 30.2% of Eramet’s capital stock.

CEIR SA (Compagnie d’études industrielles de Rouvray) is a société anonyme organized under the laws of France (“Ceir”), with its principal office and principal place of business at 41, rue de Villiers, 92200 Neuilly sur Seine, France. Ceir is a financial holding company, which currently owns 7.2% of Eramet’s capital stock. To the best of Eramet’s knowledge, neither Sorame nor Ceir is controlled by another person or entity.

COGEMA SA is a société anonyme organized under the laws of France (“Cogema”), with its principal office and principal place of business at 2, rue Paul Dautier, 78140 Velizi Villacoublay, France. Cogema is an industrial group in the energy sector, which currently owns 25.7% of Eramet’s capital stock.

CEA-Industrie SA is a société anonyme organized under the laws of France (“CEA-I”), with its principal office and principal place of business at 33, rue de la Fédération, 75015 Paris, France. CEA-I, which currently owns 74.7% of Cogema’s capital stock, is a financial holding subsidiary which in turn is controlled by the Commissariat à l’Energie Atomique, the French governmental nuclear agency. (Ownership information for CEA-I is as contained in Cogema’s Annual Report for the period ending December 31, 1999.)
Sorame, Ceir, Cogema and CEA-I are collectively referred to herein as the “Covered Persons”.
(c)	Per Instruction C, the name, business address, and principal occupation of each executive officer and director of Eramet and each of the Covered Persons is set forth in Exhibit 1 hereto and incorporated herein by reference.

(d)	During the last five years, neither Eramet, nor, to the best of its knowledge, any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Eramet, nor, to the best of its knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f)	Eramet is organized under the laws of France. Each executive officer and director of Eramet is a citizen of France, except for Marcel Abeke who is a citizen of Gabon, George T. Lowy who is a citizen of the United States, and Wilhelm Schneider who is a citizen of Germany.

Sorame is organized under the laws of France. To the best of Eramet’s knowledge, each executive officer and director of Sorame is a citizen of France, except for Hans Hermann Lettner who is a citizen of Austria.

Ceir is organized under the laws of France. To the best of Eramet’s knowledge, each executive officer and director of Ceir is a citizen of France.
Cogema is organized under the laws of France. To the best of Eramet’s knowledge, each executive officer and director of Cogema is a citizen of France.
CEA-I is organized under the laws of France. To the best of Eramet’s knowledge, each executive officer and director of CEA-I is a citizen of France.

Item 3.   Source and Amount of Funds or Other Consideration

        Eramet acquired 100% of the capital stock of Société Industrielle de Matériaux Avancés, a société anonyme organized under the laws of France (“SIMA”), for strategic purposes on July 21, 1999 pursuant to the terms of a share exchange agreement among Eramet, Sorame, Ceir and certain members of the Duval family. The consideration paid by Eramet for the capital stock of SIMA consisted of securities of Eramet. As a result of Eramet’s acquisition of SIMA, Eramet may be deemed for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), to be the indirect beneficial owner of the 5,952,000 shares of Common Stock held by SIMA. The portion of the consideration paid by Eramet for the capital stock of SIMA which was attributable to the 5,952,000 shares of Common Stock held by SIMA at the time of such acquisition is not determinable. During the period from August 3, 2000 to November 3, 2000, Eramet acquired an additional 70,400 shares of Common Stock through open market purchases for investment purposes. The total amount of funds Eramet used to acquire such shares of Common Stock was $260,262.50 from its available working capital.

Item 4.    Purpose of Transaction

(a) through (j)
Eramet acquired its direct beneficial interest in SIMA for strategic purposes, and as a result of such acquisition, Eramet may be deemed for the purposes of Rule 13d-3 under the Act to be the indirect beneficial owner of the 5,952,000 shares of Common Stock held by SIMA. Eramet acquired its direct beneficial interest in an additional 70,400 shares of Common Stock for investment purposes to increase its equity position in the Company. Eramet may, from time to time, subject to market or other conditions, acquire additional shares of Common Stock (including in such amounts so that Eramet may obtain ownership, directly and indirectly, of more than 50% of the Common Stock), dispose of some or all of its shares of Common Stock, or consider the possibility of such a plan or proposal, in amounts not yet determined. Such acquisitions may be accomplished through open market purchases or in privately negotiated transactions. There can be no assurance that any such purchases will occur or, if they occur, the timing or extent thereof. Except as set forth herein, Eramet does not currently have any plans or proposals with respect to the matters set forth in paragraphs (b) though (j) of Item 4 of Schedule 13D; however, Eramet may from time to time reevaluate the desirability of proposing changes to the composition of the Company’s board of directors to increase Eramet’s representation thereon or proposing changes to the Company’s capitalization or certificate of incorporation in connection with capital raising activities.

Item 5.    Interest in Securities of the Issuer

(a)	As a result of Eramet’s acquisition of SIMA described in Item 3, Eramet may be deemed for the purposes of Rule 13d-3 under the Act to be the indirect beneficial owner of the 5,952,000 shares of Common Stock (or 38.5% of the outstanding Common Stock) held by SIMA. All ownership percentages set forth herein are based on the number of shares of Common Stock outstanding as of August 1, 2000 as contained in the Quarterly Report on Form 10-Q for the Company for the quarter ended June 30, 2000. Eramet directly beneficially owns an additional 70,400 shares of Common Stock, or 0.5% of the outstanding Common Stock.

Sorame and Ceir are currently the direct beneficial owners of 30.2% and 7.2%, respectively, of the capital stock of Eramet, and in June 1999, they entered into a shareholders agreement with respect to such interests. Cogema is currently the direct beneficial owner of 25.7% of the capital stock of Eramet. CEA-I (an entity controlled by the Commissariat à l’Energie Atomique) is currently the direct beneficial owner of 74.7% of Cogema. Ownership information for CEA-I is as contained in Cogema’s Annual Report for the period ending December 31, 1999. By virtue of their interests in Eramet, the Covered Persons may be deemed for the purposes of Rule 13d-3 under the Act to be the indirect beneficial owners of the 5,952,000 shares of Common Stock (or 38.5% of the outstanding Common Stock) held by SIMA, and the additional 70,400 shares of Common Stock (or 0.5% of the outstanding Common Stock) held by Eramet.

In addition, Eramet and the Covered Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Act and the rules promulgated thereunder by virtue of Eramet’s ownership of SIMA as described in Item 3. SIMA is a party to an Amended and Restated Stockholders’ Agreement, dated as of February 25, 1997 (the “Amended and Restated Stockholders’ Agreement”), as amended by Amendment No. 1 thereto, dated as of March 1, 1998 (as amended, the “Stockholders’ Agreement”), among the Company, SIMA, Advanced Material Investments Holding S.A., a société anonyme holding organized under the laws of Luxembourg (“AMI”), and LWH Holding S.A., a société anonyme holding organized under the laws of Luxembourg (“LWH”, and together with SIMA and AMI, the “Stockholders”). The Stockholders’ Agreement is described in more detail in Item 6 below. SIMA directly beneficially owns 5,952,000 shares of Common Stock (or 38.5% of the outstanding Common Stock), LWH directly beneficially owns 3,580,500 shares of Common Stock (or 23.1% of the outstanding Common Stock), and AMI directly beneficially owns 2,092,500 shares of Common Stock (or 13.5% of the outstanding Common Stock). Such 11,625,000 shares of Common Stock represent 75.1% of the outstanding Common Stock. Eramet disclaims beneficial ownership of the 5,673,000 shares of Common Stock (or 36.6% of the outstanding shares of Common Stock) held by LWH and AMI. Ownership numbers for LWH and AMI are as contained in the Company’s Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2000.

Because Carlos Luis Landin beneficially owns 100% of the capital stock of LWH, Mr. Landin may be deemed for the purposes of Rule 13d-3 under the Act to be the beneficial owner of the 3,580,500 shares of Common Stock owned by LWH, or 23.1% of the outstanding Common Stock. Because Jean Chauveau beneficially owns 100% of the capital stock of AMI, Mr. Chauveau may be deemed for the purposes of Rule 13d-3 under the Act to be the beneficial owner of the 2,092,500 shares of Common Stock owned by AMI, or 13.5% of the outstanding shares of Common

Stock. Ownership information for Mr. Landin and Mr. Chauveau are as contained in the Schedule 13G/A filed by the Stockholders, Mr. Landin and Mr. Chauveau with the Commission on February 16, 1999.
(b)	Eramet has the power to vote, or dispose of, 70,400 shares of Common Stock. By virtue of their interests in Eramet described above, the Covered Persons may be deemed for the purposes of the Act to share the power to vote, or dispose of, the 70,400 shares of Common Stock owned by Eramet.

By virtue of Eramet’s ownership of SIMA as described in Item 3, Eramet and the Covered Persons may be deemed for the purposes of the Act to share the power to vote, or dispose of, the 5,952,000 shares of Common Stock owned by SIMA. SIMA, LWH and AMI may be deemed for the purposes of the Act to share the power to vote 11,625,000 shares of Common Stock, and have the sole power to dispose of 5,952,000, 3,580,500 and 2,092,500 shares of Common Stock, respectively.

(c)	Eramet purchased 70,400 shares of Common Stock through open market purchases effected on the dates, in transactions for the number of shares of Common Stock, and at the price per share of Common Stock as follows: (i) August 3, 2000 for 500 shares of Common Stock at $3.000 per share; (ii) August 4, 2000 for 200 shares of Common Stock at $3.125 per share; (iii) August 9, 2000 for 1,000 shares of Common Stock, August 10, 2000 for 200 shares of Common Stock, and August 14, 2000 for 2,400 shares of Common Stock, in each case, at $3.250 per share; (iv) August 21, 2000 for 600 shares of Common Stock, August 22, 2000 for 1,100 shares of Common Stock and August 24, 2000 for 700 shares of Common Stock, in each case, at $3.625 per share, (v) August 28, 2000 for 3,600 shares of Common Stock, August 29, 2000 for 1,600 shares of Common Stock, September 6, 2000 for 1,000 shares of Common Stock, September 20, 2000 for 2,000 shares of Common Stock, September 27, 2000 for 5,000 shares of Common Stock, and September 29, 2000 for 5,000 shares of Common Stock, in each case, at $3.6875 per share; and (vi) October 5, 2000 for 3,500 shares of Common Stock, October 6, 2000 for 5,500 shares of Common Stock, October 10, 2000 for 7,500 shares of Common Stock, October 11, 2000 for 6,000 shares of Common Stock, October 13, 2000 for 2,500 shares of Common Stock, October 17, 2000 for 1,500 shares of Common Stock, October 19, 2000 for 4,500 shares of Common Stock, October 25, 2000 for 1,000 shares of Common Stock, October 31, 2000 for 10,000 shares of Common Stock, and November 1, 2000 for 3,500 shares of Common Stock, in each case, at $3.750 per share.

(d)	Not Applicable.
(e)	Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
                Relationships with Respect to Securities of the Issuer

        Item 5 is incorporated herein by reference. Pursuant to the Stockholders’ Agreement, the Stockholders have agreed to vote all of the shares of Common Stock beneficially owned by them unanimously as a block for all matters submitted to the stockholders of the Company (other than the election of directors) in accordance with the instructions of the holders of a majority of the shares held by the Stockholders (the “Majority Stockholders”). In the case of the election of directors of the Company, the Stockholders’ Agreement provides that (a) as to that number of directors that equal the maximum number of directors that is less than the 50% of directors then in office (including directors that will be in office following such election), the Stockholders will vote all of the shares of Common Stock beneficially owned by them unanimously as a block in accordance with the instructions of the Majority Stockholders; and (b) as to all other directors, the Stockholders will vote all of the shares of Common Stock beneficially owned by them unanimously as a block in accordance with the instructions of the SuperMajority Stockholders (as defined below). If the SuperMajority Stockholders are unable to agree as to any such vote, each Stockholder shall be entitled to vote its shares with respect to such vote in its discretion. In addition, the Company has agreed to nominate for election as directors those persons designated pursuant to the voting arrangements described above. “SuperMajority Stockholders” means the Stockholders who hold at least a number of shares of Common Stock equal to one plus the number of shares of Common Stock beneficially owned by SIMA; provided that if such shares do not equal 50% of the voting shares of the Company’s capital stock entitled to vote for directors, SuperMajority Stockholders shall mean the Majority Stockholders. A copy of the Amended and Restated Stockholders’ Agreement and Amendment No. 1 to the Amended and Restated Stockholders’ Agreement are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference. The descriptions contained herein are not intended to be complete and are qualified in their entirety by reference to such Exhibits.

        On October 28, 1998, the Stockholders entered into a Voting Agreement (the “Voting Agreement”) with TIMET Finance Management Company (the “Investor”) and Titanium Metals Corporation (“Timet”). Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the Common Stock beneficially owned by them in favor of (a) the issuance of shares of Common Stock upon conversion of the Company’s outstanding Series A Convertible Preferred Stock (the “Conversion Vote”), a portion of which is held by the Investor, and (b) in favor of the election of persons nominated as directors by the Investor in accordance with the Investment Agreement among the Company, the Investor and Timet and, if applicable, the Certificate of Designation for the Series A Convertible Preferred Stock. A copy of the Voting Agreement is attached hereto as Exhibit 4, and is incorporated herein by reference. The description contained herein is not intended to be complete and is qualified in its entirety by reference to such Exhibit.

Item 7.    Material to be Filed as Exhibits

Exhibit 1	Directors and Executive Officers of Eramet and the Covered Persons.

Exhibit 2	Amended and Restated Stockholders’ Agreement, dated as of February 25, 1997, among the Company and the Stockholders (Incorporated by reference to Exhibit B to the Schedule 13G filed by the Stockholders, Mr. Landin and Mr. Chauveau with the Commission on February 13, 1998).

Exhibit 3	Amendment No. 1 to the Amended and Restated Stockholders’ Agreement, dated as of March 1, 1998 (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 1998 as filed with the Commission).

Exhibit 4	Voting Agreement, dated as of October 28, 1998, among the Investor, Timet and the Stockholders (Incorporated by reference to Exhibit B to the Schedule 13G/A filed by the Stockholders, Mr. Landin and Mr. Chauveau with the Commission on February 16, 1999).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERAMET SA
Dated: November 8, 2000	By:	/s/ Michel Hémonnot

Name: Michel Hémonnot Title: Secretary General and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Directors and Executive Officers of ERAMET SA, SORAME SA, CEIR SA, COGEMA SA and CEA-Industrie SA.

2	Amended and Restated Stockholders’ Agreement, dated as of February 25, 1997, among Special Metals Corporation, Société Industrielle de Matériaux Avancés, Advanced Materials Investments Holding S.A., and LWH Holding S.A. (Incorporated by reference to Exhibit B to the Schedule 13G filed by Société Industrielle de Matériaux Avancés, Advanced Materials Investments Holding S.A., LWH Holding S.A., Carlos Luis Landin and Jean Chauveau with the Securities and Exchange Commission on February 13, 1998).

3	Amendment No. 1 to the Amended and Restated Stockholders’ Agreement, dated as of March 1, 1998 (Incorporated by reference to Exhibit 10.1 to Special Metal Corporation’s Quarterly Report on Form 10-Q for the period ending March 31, 1998, as filed with the Securities and Exchange Commission).

4	Voting Agreement, dated as of October 28, 1998, among TIMET Finance Management Company, Titanium Metals Corporation, Société Industrielle de Matériaux Avancés, LWH Holding S.A., and Advanced Materials Investments Holding S.A. (Incorporated by reference to Exhibit B to the Schedule 13G/A filed by Société Industrielle de Matériaux Avancés, Advanced Materials Investments Holding S.A., LWH Holding S.A., Carlos Luis Landin and Jean Chauveau with the Securities and Exchange Commission on February 16, 1999).